ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/L.1742 /2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

October 29 , 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

04045921

SUPPL

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the third quarter 2004

Attachment:
1. Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2004 and 2003, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the third quarter 2004

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its financial statements, consolidated financial statements for the third quarter 2004, ending September 30, 2004, and Management's Discussion and Analysis for the third quarter 2004 as per Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the third quarter 2004, the Company and its subsidiaries' total revenues were Baht 12,757 million, increasing Baht 2,834 million or 29% when compared with Baht 9,923 million in the third quarter 2003. Total expenses were Baht 5,152 million, increasing Baht 1,560 million or 43% when compared with Baht 3,592 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 4,111 million or earnings per share of Baht 6.30, comparing with a net income of Baht 3,891 million or earnings per share of Baht 5.97 in the third quarter 2003.

For the nine-month period of 2004, the Company and its subsidiaries' total revenues were Baht 34,797 million, while total expenses were Baht 15,062 million. The net income were Baht 10,766 million or earnings per share of Baht 16.50, comparing with the net income of Baht 10,035 million or earnings per share of Baht 15.39 in the nine-month period of 2003.

-2- / The Company.....

The Company and its subsidiaries' total consolidated assets, as of September 30, 2004 were Baht 105,124 million, total liabilities were Baht 52,870 million, and total shareholders' equities were Baht 52,254 million.

Yours sincerely,

(Somkiet Janmaha)
Vice President, Strategy & Capability Development
Acting President

PTTEP reports reviewed quarterly financial statements as follows.
PTT Exploration and Production Public Company Limited

	Reviewed			
	Ending September 30,		(In thousands)	
	Quarter 3		For 9 Months	
Year	2004	2003	2004	2003
Net profit (loss)	4,111,045	3,891,264	10,766,439	10,034,970
EPS (baht)	6.30	5.97	16.50	15.39

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..............................

(Somkiet Janmaha)

Position..Vice President, Strategy & Capability Development

Acting President

Authorized to sign on behalf of the company

2. Management Discussion and Analysis for the third quarter 2004

2.1 PTTEP Performance

Thailand's economy in the third quarter of 2004 demonstrated continuous growth at a rate below the former estimation. This was caused by a reduction in the growth rate of private sector consumption resulting from reduced confidence due to uncertainty on the Thai economy and factors such as high oil prices and the inflation rate as well as chronic problems on the Southern border and the bird flu outbreak. However, the demands for power and natural gas still increased at the rate of 7.9 % and 2.8 % respectively, when compared with the first three quarters of 2003. Regarding petroleum sales, PTTEP's sales volume averaged 132,592 barrels of oil equivalent per day in the first nine months of 2004 which was higher than the 129,000 barrels of oil equivalent per day estimated sales volume at the beginning of 2004. The major contributors to increases in volume sales came from increasing sales volume from the Bongkot and Pailin projects.

The world oil price and inflation rate still exist as factors that may influence PTTEP business in 2004. Other factors are the reduction in exports from the downturn in the world economy, particular with regard to the US economy, the Southern border region issue, as well as the chronic bird flu outbreak. Those situations have been closely monitored in order to ensure that PTTEP is prepared for suitable action.

Regarding PTTEP business performance in the third quarter of 2004, notable aspects are summarized here.

On August 7, 2004, PTTEP signed the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Blocks M-3 and M-4, in the Union of Myanmar. The blocks are located in the Gulf of Martaban, covering a total area of approximately 18,000 square kilometers. This investment is in line with PTTEP's corporate strategy on overseas expansion in order to increase its petroleum reserves and to secure petroleum supply for domestic demand.

PTTEP International Limited (PTTEPI), a wholly owned subsidiary of PTTEP, and PC JDA, an affiliate of PETRONAS of Malaysia, with 50% interest each, signed the Production Sharing Contract (PSC) of Block B-17-01 with Malaysia-Thailand Joint Authority (MTJA) in Kuala Lumpur, Malaysia, on September 30, 2004. Block B-17-01 is a part of the Malaysia-Thailand Joint Development Area (MTJDA) and used to be an area in Blocks A-18, B-17 and C-19, in which the concessionaires have relinquished parts of the concession to the MTJA. It is located in the south of the Gulf of Thailand covering an area of approximately 3,475 square kilometers. This investment, made possible due to economies of scale and synergies achieved via the joint venture, will enhance the value of petroleum exploration projects in the Gulf of Thailand and the MTJDA, and increase PTTEP's petroleum reserves in accordance with corporate growth strategy.

PTTEP and PTT Public Company Limited (PTT) have established Energy Complex Company Limited, with shareholdings of 50% each. Energy Complex Co., Ltd.'s fully paid-up registered capital is 1,000,000 Baht, consisting of 100,000 ordinary shares at 10 Baht each. The main purpose for the establishment of Energy Complex Co., Ltd., is to develop and manage "The Project of National Energy Complex Development" The

-2-/complex,...

complex, to be located behind the head offices of PTTEP and PTT, will be the center for office buildings of companies involved in the energy industry, with increasing demand for office space from their business expansion.

2.2 Results of Operations

2.2.1 Quarterly Comparison

Earning summary Million of Baht except Baht per share amounts	3rd Quarter 2004	2nd Quarter 2004	3rd Quarter 2003
Income from continuing operations			
Exploration and production	4,315	3,288	3,257
Pipelines	705	641	599
Others	(909)	(652)	35
Total net income	**4,111**	**3,277**	**3,891**
Diluted earnings per share – from continuing operations	6.29	5.02	5.96
Total Revenues - from Current Operational Results	12,757	11,609	9,923

Third Quarter of 2004 Compared with Second Quarter of 2004

For the results of operations in the third quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 4,111 million or Baht 6.29 earning per share-diluted, an increase of Baht 834 million when compared with the previous quarter's net profit of Baht 3,277 million or Baht 5.02 earning per share-diluted.

For the third quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 12,757 million, an increase of Baht 1,148 million or 10% when compared with Baht 11,609 million for the previous quarter. This increase was mainly due to an increase in sales of Baht 972 million or 9%, resulting from the higher average petroleum price, which increased to USD 23.83 per barrel of oil equivalent (BOE) when compared with USD 22.86 per BOE for the previous quarter. In addition, the sales volume in this quarter increased to 135,456 barrels of oil equivalent per day (BOED) when compared with the previous quarter's of 133,101 BOED. The increased sales volume derived mainly from the sales volume of natural gas from the Bongkot project and the sales volume of condensate from the Pailin project.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,152 million, a decrease of Baht 195 million or 4% when compared with Baht 5,347 million for the previous quarter. This increase was the net effect of (1) a decrease of foreign exchange loss, (2) a decrease in depreciation and amortization, which were mainly from lower

depreciation of the Pailin project as a result of an increase in Proved Developed Reserve in the Pailin project, and (3) an increase of production expenses from higher maintenance expenses and improved operation efficiency.

PTTEP and subsidiaries had increased income tax expenses of Baht 499 million due to the increased taxable profits.

Third Quarter of 2004 Compared with Third Quarter of 2003

For the results of operations in the third quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 4,111 million or Baht 6.29 earning per share-diluted, an increase of Baht 220 million when compared with the same period last year when the net profit was Baht 3,891 million, or Baht 5.96 earning per share-diluted.

For the third quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 12,757 million, an increase of Baht 2,834 million or 29% when compared with Baht 9,923 million for the same period last year. This increase was mainly due to an increase in sales of Baht 3,194 million or 36%, resulting from the increase in sales volume in this quarter to 135,456 BOED when compared with the same period last year of 112,016 BOED. In addition, the average petroleum price increased to USD 23.83 per BOE when compared with USD 20.55 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of crude oil from the S1 project as a result of the acquisition, the higher sales volumes of natural gas and condensate from the Bongkot project, the higher sales volume of natural gas from the Yetagun project, and the higher sales volume of condensate from the Pailin project. However, the sales of the Yadana project decreased due to the decrease in the benefits of cost recovery for the portion of production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased of Baht 121 million due to higher gas sales volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for the third quarter of 2004 at Baht 176 million, consisting of the net income from Medco Energi through New Links of Baht 174 million, and the net income from Thai Oil Power Co., Ltd., of Baht 2 million.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,152 million, an increase of Baht 1,560 million or 43% when compared with Baht 3,592 million for the same period last year. This increase was mainly due to:

(1) an increase in depreciation and amortization, which were mainly from the higher depreciation of the S1 project as a result of the acquisition and an amortization of

the excess of the cost of acquiring Thai Shell under the unit of production method, and higher depreciation of the Bongkot project due to an increase in production volume and completed oil and gas properties,

(2) an increase in petroleum royalties due to higher sales revenue,

(3) higher production expenses, which were mainly from the S1 project as a result of the acquisition, and the increases of maintenance expenses and improved operation efficiency in the Bongkot, the Pailin, the Yadana and the Yetagun projects.

PTTEP and subsidiaries had a foreign exchange loss for this quarter amounting Baht 206 million as a result of the weaker Baht.

In this quarter, PTTEP and subsidiaries had increased income tax expenses of Baht 1,064 million. The increase was mainly due to (1) an additional income tax expenses of Baht 507 million in the S1 project as a result of acquisition, (2) an increased Myanmar income tax for the Yadana project due to the decrease in the benefits of cost recovery affected increasing in taxable profits.

2.2.2 Nine Months of 2004 Compared with Nine Months of 2003

Earning summary	For Nine Months	
Millions of Baht except Baht per share amounts	2004	2003
Income from continuing operations		
Exploration and production	10,691	9,087
Pipelines	1,889	1,754
Others	(1,814)	(806)
Total net income	**10,766**	**10,035**
Diluted earnings per share – from continuing operations	16.48	15.38
Total revenues - from continuing operations	34,797	27,624

For the results of operations in the nine-month period of 2004, PTTEP and its subsidiaries' net profit was Baht 10,766 million or Baht 16.48 earning per share-diluted, an increase of Baht 731 million when compared with the same period last year when the net profit was Baht 10,035 million, or Baht 15.38 earning per share-diluted. PTTEP and subsidiaries had a ratio of return on shareholders' equity in the nine-month period this year of 29.32%.

For the nine-month period of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 34,797 million, an increase of Baht 7,173 million or 26% when compared with Baht 27,624 million for the same period last year. This increase was mainly due to an increase in sales of Baht 8,191 million or 33%, resulting from the increase in sales volume in the first nine-month period of 2004 to 132,592 BOED when compared with the same period last year of 106,186 BOED. In addition, the average

petroleum price increased to USD 22.84 per BOE when compared with USD 20.45 per BOE for the same period last year. The increased sales volume derived mainly from (1) the sales volume of crude oil from the S1 project as a result of the acquisition, (2) an increase sales volume of natural gas and condensate from the Bongkot project, (3) an increase sales volume of natural gas from the Yetagun project resulting from the additional 5.1511% stake since September 2003, and (4) an increase sales volume of condensate from the Pailin project. However, the sales of the Yadana project decreased due to the decrease in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 445 million due to the higher gas sales volume of MOGE.

PTTEP and subsidiaries realized their share of net income from associated companies for the nine-month period of 2004 at Baht 115 million, consisting of the net income from Medco Energi through New Links of Baht 100 million, and the net income from Thai Oil Power Co., Ltd., of Baht 15 million.

For the nine-month period of 2004, PTTEP and subsidiaries incurred expenses of Baht 15,062 million, an increase of Baht 4,444 million or 42% when compared with Baht 10,618 million for the same period last year. This increase was the net effect of;

(1) an increase in depreciation and amortization, which were mainly from higher depreciation of the S1 project as a result of the acquisition, and an amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, higher depreciation of the Bongkot and Pailin projects due to an increase in production volume and completed oil and gas properties,

(2) an increase in petroleum royalties due to higher sales revenue,

(3) higher production expenses, which were mainly from the S1 project as a result of the acquisition, and the increases of maintenance expenses and improved operation efficiency in the Bongkot, the Pailin, the Yadana and the Yetagun projects,

(4) higher administrative expenses, which were mainly from personnel expenses and the provision for retirement benefits, and from the new operating projects, and higher administrative expenses from the S1 projects as a result of acquisition,

(5) a decrease in exploration expenses, since most of exploration expenses in the nine-month period of 2004 were attributed to the geological and geophysical studies in the Block M-7, M-9, Block 44, Block 9-2 and Block 16-1 projects; while in the same period last year, there was the write-off of dry wells in the Block 9-2 and Block 16-1 projects, and the geological and geophysical studies in Block 44.

-6-/PTTEP and...

PTTEP and subsidiaries had a foreign exchange loss for the nine-month period of 2004 amounting to Baht 615 million as a result of the weaker Baht.

For the nine-month period of 2004, PTTEP and subsidiaries had increased income tax expenses of Baht 2,046 million. The increase was mainly due to (1) an increase in income tax expenses of Baht 1,264 million in the S1 project as a result of the acquisition, (2) an increased Myanmar income tax from the Yadana project resulting in the decrease in the benefits of cost recovery for the production sharing affected increasing in taxable profits, (3) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday period in May 2003.

2.3 Financial position

As of September 30, 2004, PTTEP and subsidiaries had total assets that amounted to Baht 105,124 million, which was Baht 12,548 million higher than the end of 2003. This increase was mainly due to an increase in oil and gas properties of Baht 10,814 million. Such increase was from consolidation of oil and gas properties of the S1 project amounting to Baht 4,827 million, as a result of the acquisition and the incurred net excess of the cost of the Thai Shell acquisition amounting to Baht 4,943 million.

Most of the current assets of PTTEP and its subsidiaries as of September 30, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 52,870 million, which was Baht 5,968 million higher than the end of 2003, mainly resulting from consolidation of the acquired S1 project liabilities amounting to Baht 4,858 million, which mainly were income tax payable and provision for decommissioning costs.

PTTEP recorded the provision for retirement benefits as of September 30, 2004, amounting to Baht 115 million, presented under the title of Other Non-current Liabilities.

On August 11, 2004, PTTEP registered the change in paid-up capital to Baht 3,266.27 million for the issuance and payment of 653.25 million ordinary shares.

-7-/ This is...

This is related to the 2 million units of warrants issued by PTTEP on August 1, 2002, which were allocated to PTTEP directors, managements and employees, and the other 2 million units of warrants issued by PTTEP on August 1, 2003. The warrants were exercisable at Baht 111 per share and Baht 117 per share respectively. As of September 30, 2004, the total numbers of shares exercised were 1.25 million share units and the outstanding number of warrants was 2.75 million units.

For the nine-month period which ended on September 30, 2004, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 17,859 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow used in investment activities that amounted to Baht 14,380 million. Most of this was from acquiring all of Thai Shell's shares and the increase in oil and gas properties in the Arthit, the Bongkot, the Pailin projects. In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 4,306 million for (1) dividend payment amounting to Baht 4,403 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants amounting to Baht 97 million. As of September 30, 2004, PTTEP and its subsidiaries had cash and cash equivalents of Baht 18,386 million, a decrease of Baht 677 million from the end of 2003

No.15/2004

PTTEP's Net Profit Reaches 4,111 Million Baht in Third Quarter

PTT Exploration and Production Public Company Limited (PTTEP) and its subsidiaries announced the financial results for the quarter ended September 30, 2004.

PTTEP and its subsidiaries had a net profit of 4,111 million baht in the third quarter of 2004. This was an increase of 220 million baht from 3,891 million baht in the same quarter of last year.

The total revenues went up to 12,757 million baht from 9,923 million baht in the same quarter of last year, an increase of 29% or 2,834 million baht.

Attributing to the higher income was the sales volume which went up to 135,456 barrels of oil equivalent per day (BOED) compared with 112,016 BOED from the same quarter of last year. Another factor was the product price which was US$ 23.83 a barrel compared with US$ 20.55 in the same quarter of 2003.

Crude from S1 project, natural gas and condensate from Bongkot, Yetagun and Pailin projects helped push the sales volume and value in this quarter. PTTEP bought the remaining shares in S1 project from Thai Shell and became its operator at the beginning of this year.

The expenses of PTTEP and its subsidiaries rose by 1,560 million baht to 5,152 million baht from the 3,592 million baht incurred in same quarter of last year. Depreciation and amortization of S1 and Bongkot projects, increased in royalties due to the higher sales volume, contributed to the higher expenditure.

For the Nine-Month Period

For the nine-month period of 2004, the total revenues of PTTEP and its subsidiaries was 34,797 million baht. The net profit was 10,766 million baht and earning per share was at 16.50 baht.

Financial Position

As of September 30, 2004, PTTEP and its subsidiaries had total assets amounting to 105,124 million baht, an increase of 12,548 million baht from the end of last year. The total liabilities stood at 52,870 million baht, an increase of 5,968 million baht from the end of 2003, having taken in additional liabilities from Thai Shell when PTTEP bought the S1 shares.

555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900

555 PTTEP Office Building, Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand

PTTEP

NEWS RELEASE | ข่าวประชาสัมพันธ์

www.pttep.com

November 1, 2004
For more information, please contact
Sidhichai Jayant/Tongchit Wattanametee
External Relations Department
Tel. +66 (02) 537 4000

PTT Exploration and Production Public Company Limited (PTTEP) is the first and only Thai-operated petroleum exploration and production company with a mission to explore for, develop, and produce petroleum from onshore and offshore sources in Thailand and other countries. PTTEP also invests in strategic related businesses to ensure the Kingdom's security of energy supply.

555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900
555 PTTEP Office Building, Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand

REPORT OF AUDITOR

AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2004

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at September 30, 2004, the related consolidated and the Company statements of income for the period of three months and nine months ended 30 September 2004 and 2003, the related consolidated the Company statement of changes in shareholders' equity and cash flows for the period of nine months ended 30 September 2004 and 2003. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2003, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 18, 2004. The consolidated and the Company balance sheet as at December 31, 2003, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Satja Sasanavin*
(Satja Sasanavin)
Deputy Auditor General
For Auditor General

(Signed) *Suchitra Sommanus*
(Suchitra Sommanus)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
October 22, 2004

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

Unit : Baht

Assets	Notes	Consolidated September 30, 2004 (Unaudited Reviewed)	Consolidated December 31, 2003 Audited	The Company September 30, 2004 (Unaudited Reviewed)	The Company December 31, 2003 Audited
Current Assets					
Cash and cash equivalents	4	18,386,254,074	19,062,620,477	11,560,127,732	10,683,224,628
Short -term investments		3,501,786,401	2,396,129,553	2,059,874,354	2,396,129,553
Trade receivable - parent company	5.1	4,596,605,339	3,665,395,831	2,874,795,374	2,828,070,624
Trade receivables	5.2	510,274,543	394,605,650	58,358,350	42,340,893
Inventories		58,105,784	28,635,319	40,931,378	28,022,029
Materials and supplies-net		1,147,626,646	836,879,349	692,694,927	706,741,299
Other current assets					
Working capital from co-venturers		201,708,723	270,181,519	56,363,792	3,658,533
Other receivables		235,547,701	96,622,258	120,219,605	64,406,734
Accrued interest receivable		15,171,659	10,614,412	9,511,397	7,045,524
Other current assets		492,291,221	435,991,886	337,795,801	269,586,736
Total Current Assets		**29,145,372,091**	**27,197,676,254**	**17,810,672,710**	**17,029,226,553**
Non-current assets					
Investments accounted for under equity method	6.1	11,274,088,044	11,477,075,279	29,436,625,111	22,792,973,382
Long-term loans to related party	6.3	-	-	1,439,771,499	1,978,978,820
Property, plant and equipment-net	8	63,782,529,375	52,969,631,191	33,744,288,231	33,497,418,673
Intangible assets		327,970,222	296,525,068	286,925,133	290,336,939
Deferred income taxes	9.2	32,922,125	34,655,781	-	-
Other non-current assets					
Prepaid expenses	10	437,603,238	478,886,235	-	-
Deferred of bonds issuing expenses		22,665,986	29,847,627	11,183,910	14,059,772
Other non-current assets	11	100,517,830	91,613,085	10,907,795	7,573,365
Total non-current assets		**75,978,296,820**	**65,378,234,266**	**64,929,701,679**	**58,581,340,951**
Total Assets		**105,123,668,911**	**92,575,910,520**	**82,740,374,389**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

(Signed) *Somkiet Janmaha*
(Somkiet Janmaha)
Vice President, Strategy & Capacity Development
Acting President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

Unit : Baht

	Notes	Consolidated		The Company	
		September 30, 2004 (Unaudited Reviewed)	December 31, 2003 Audited	September 30, 2004 (Unaudited Reviewed)	December 31, 2003 Audited
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		505,069,855	400,080,065	137,935,375	131,883,719
Working capital to co-venturers		65,684,273	86,247,614	13,083,439	60,864,383
Accrued expenses		3,249,428,977	2,242,930,981	2,194,441,701	1,836,486,105
Accrued interest payable		341,240,870	356,307,948	24,085,095	204,807,585
Income tax payable		6,863,478,434	5,772,553,434	5,044,228,000	5,478,001,085
Other current liabilities		539,020,553	391,499,784	425,493,546	409,550,397
Total Current Liabilities		**11,563,922,962**	**9,249,619,826**	**7,839,267,156**	**8,121,593,274**
Non-current liabilities					
Bonds	12	18,855,837,427	18,124,925,790	10,539,215,126	10,180,415,126
Deferred income taxes	9.2	10,235,489,496	9,173,455,516	8,360,213,920	8,094,603,229
Other non-current liabilities					
Deferred income	13	5,829,411,955	6,326,237,351	-	-
Provision for decommissioning costs	14	5,917,595,193	3,910,318,062	3,447,441,597	3,422,601,900
Other non-current liabilities	15	467,374,943	117,220,402	300,199,655	117,220,402
Total non-current liabilities		**41,305,709,014**	**37,652,157,121**	**22,647,070,298**	**21,814,840,657**
Total Liabilities		**52,869,631,976**	**46,901,776,947**	**30,486,337,454**	**29,936,433,931**
Shareholders' Equity					
Share capital	16				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.4 million ordinary shares of Baht 5 each		-	3,261,990,000	-	3,261,990,000
653.3 million ordinary shares of Baht 5 each		3,266,274,000	-	3,266,274,000	
Share premium		11,694,424,000	11,601,268,000	11,694,424,000	11,601,268,000
Currency translation differences		(891,023,743)	(1,011,023,545)	(891,023,743)	(1,011,023,545)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		12,496,000,000	12,496,000,000	12,496,000,000	12,496,000,000
Unappropriated		25,356,162,678	18,993,699,118	25,356,162,678	18,993,699,118
Total Shareholders' Equity		**52,254,036,935**	**45,674,133,573**	**52,254,036,935**	**45,674,133,573**
Total Liabilities and Shareholders' Equity		**105,123,668,911**	**92,575,910,520**	**82,740,374,389**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

File No. 82-3827

(TRANSLATION)

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PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		12,069,314,302	8,874,598,348	8,027,894,369	7,023,565,067
Revenue from pipeline transportation		419,229,879	297,674,482	-	-
Other revenues					
Gain on foreign exchange		-	468,793,691	-	572,067,250
Interest income		53,326,287	44,119,304	47,629,198	50,780,326
Other revenues		38,273,768	31,548,716	5,365,430	7,153,597
Share of profit from investments accounted for under equity method		176,474,761	205,915,123	1,765,163,699	859,418,416
Total revenues		**12,756,618,997**	**9,922,649,664**	**9,846,052,696**	**8,512,984,656**
Expenses					
Production expenses		978,117,392	588,713,958	552,075,792	431,537,069
Exploration expenses		96,815,162	239,353,550	10,622,862	6,801,255
General administrative expenses		466,371,535	321,402,650	301,939,044	214,018,029
Petroleum royalties		1,439,896,196	1,051,473,922	970,644,252	877,945,633
Other expenses					
Loss on foreign exchange		206,344,487	-	137,165,055	-
Depreciation, depletion and amortization		1,895,145,720	1,357,318,780	1,280,355,805	1,206,368,831
Director's remuneration		2,237,500	1,690,000	2,237,500	1,690,000
Other expenses		66,577,412	31,123,842	3,330,495	19,967,143
Total expenses		**5,151,505,404**	**3,591,076,702**	**3,258,370,805**	**2,758,327,960**
Income before interest and income taxes		**7,605,113,593**	**6,331,572,962**	**6,587,681,891**	**5,754,656,696**
Interest expenses		349,959,672	359,862,766	191,132,893	202,495,939
Income taxes	9.1	3,144,108,600	2,080,446,056	2,285,503,677	1,660,896,617
Net income		**4,111,045,321**	**3,891,264,140**	**4,111,045,321**	**3,891,264,140**
Earnings per share					
Basic earnings per share		6.30	5.97	6.30	5.97
Diluted earnings per share		6.29	5.96	6.29	5.96

The accompanying notes are an integral part of these statements.

(TRANSLATION)

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PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		33,305,034,870	25,113,603,213	22,468,109,834	19,568,508,858
Revenue from pipeline transportation		1,180,473,178	734,949,310	-	-
Other revenues					
Gain on foreign exchange	17	-	819,656,307	-	927,244,392
Interest income		132,052,030	157,399,468	138,614,150	138,602,167
Other revenues		64,402,740	54,575,186	16,633,495	23,748,770
Share of profit from investments accounted for under equity method		115,465,964	744,182,636	3,783,882,047	2,583,958,925
Total revenues		**34,797,428,782**	**27,624,366,120**	**26,407,239,526**	**23,242,063,112**
Expenses					
Production expenses		2,631,211,318	1,773,868,169	1,433,402,034	1,343,911,249
Exploration expenses		267,879,644	934,698,145	28,735,260	31,022,487
General administrative expenses		1,327,729,581	910,368,561	834,225,437	597,730,551
Petroleum royalties		4,094,414,875	2,933,026,279	2,826,173,611	2,446,063,608
Other expenses					
Loss on foreign exchange	17	614,806,048	-	402,762,912	
Depreciation, depletion and amortization		6,024,091,029	3,990,993,008	4,170,969,838	3,567,020,097
Director's remuneration		6,562,500	6,076,517	6,562,500	6,076,517
Other expenses		95,629,102	69,439,087	2,324,546	34,559,717
Total expenses		**15,062,324,097**	**10,618,469,766**	**9,705,156,138**	**8,026,384,226**
Income before interest and income taxes		**19,735,104,685**	**17,005,896,354**	**16,702,083,388**	**15,215,678,886**
Interest expenses		1,021,100,780	1,068,926,247	556,462,633	586,275,811
Income taxes	9.1	7,947,564,945	5,901,999,608	5,379,181,795	4,594,432,576
Net income		**10,766,438,960**	**10,034,970,499**	**10,766,438,960**	**10,034,970,499**
Earnings per share	18				
Basic earnings per share		16.50	15.39	16.50	15.39
Diluted earnings per share		16.48	15.38	16.48	15.38

The accompanying notes are an integral part of these statements.

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(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2002		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	15,416,848,011	38,959,000,319
Cumulative effect of accounting change	2	-	-	-	-	-	(503,380,924)	(503,380,924)
Balance after adjustment		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	14,913,467,087	38,455,619,395
Share capital Issued and paid-up		1,805,500	38,276,600	-	-	-	-	40,082,100
Currency translation differences		-	-	(427,996,290)	-	-	-	(427,996,290)
Net income		-	-	-	-	-	10,034,970,499	10,034,970,499
Dividend paid		-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at September 30, 2003		3,261,805,500	11,597,356,600	(986,123,982)	332,200,000	8,949,000,000	20,547,437,586	43,701,675,704
Balance - as at December 31, 2003		3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Share capital Issued and paid-up		4,284,000	93,156,000	-	-	-	-	97,440,000
Currency translation differences		-	-	119,999,802	-	-	-	119,999,802
Net income		-	-	-	-	-	10,766,438,960	10,766,438,960
Dividend paid		-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at September 30, 2004		3,266,274,000	11,694,424,000	(891,023,743)	332,200,000	12,496,000,000	25,356,162,678	52,254,036,935

The accompanying notes are an integral part of these statements.

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(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Cash flows from operating activities				
Net Income	10,766,438,960	10,034,970,499	10,766,438,960	10,034,970,499
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	(115,465,964)	(744,182,636)	(3,783,882,047)	(2,583,958,925)
Amortization of compensation for waving the right of carry forward gas				
and incentive gas sales	-	547,370	-	547,370
Depreciation depletion and amortization	6,016,909,388	3,983,811,367	4,168,093,976	3,564,144,235
Amortization of bonds issuing expenses	7,181,641	7,181,641	2,875,862	2,875,862
Amortization of prepaid expenses	41,282,997	23,411,270	-	-
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	13,507,713	728,029,123	96,960	(299,036)
Loss on disposal of assets	4,014,905	20,436,434	3,628,470	20,436,434
(Gain) loss on disposal of material	(2,547,140)	1,929,673	(2,424,437)	1,119,014
Deferred income taxes	1,008,621,475	1,319,606,912	265,610,691	527,005,983
Income recognized from deferred income	(522,102,633)	(320,347,378)	-	-
Unrealized (gain) loss on foreign exchange	766,976,600	(1,052,839,368)	461,804,492	(955,494,921)
Unpaid dividend	(20,250)	(3,129,300)	(20,250)	(3,129,300)
	17,985,629,329	**14,000,257,244**	**11,882,222,677**	**10,608,217,215**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	(1,033,867,256)	(2,231,499,115)	369,625,579	(2,231,499,115)
(Increase) decrease in trade receivables	212,017,408	(140,541,564)	297,198,487	7,061,018
Increase in trade receivable-parent company	(1,236,123,793)	(957,632,563)	(359,940,694)	(968,166,184)
Increase in inventories	(29,470,465)	(11,327,922)	(12,909,349)	(11,751,360)
(Increase) decrease in materials and supplies - net	(306,478,782)	26,196,435	16,470,810	27,408,192
(Increase) decrease in working capital from co-venturers	73,348,556	(156,524,088)	(54,995,168)	(139,128,008)
Increase in other receivables	(140,532,117)	(69,582,625)	(55,319,403)	(38,160,748)
(Increase) decrease in accrued interest receivable	(4,354,844)	66,874,341	(2,463,363)	(36,774,148)
Increase in other current assets	(55,040,360)	(311,893,654)	(67,314,187)	(11,704,952)
Increase in prepaid expenses	-	(25,187,568)	-	-
Increase in other non-current assets	(8,110,180)	(586,711,980)	(3,334,430)	(1,144,557)
Increase in accounts payables	102,192,750	69,953,397	5,835,416	54,004,938

The accompanying notes are an integral part of these statements.

Unaudited

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(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(34,866,065)	(456,286,817)	(61,881,467)	(138,522,645)
(Decrease) increase in accrued expenses	1,007,588,293	(316,161,096)	377,134,900	(476,060,178)
(Decrease) increase in accrued interest payable	(18,904,104)	26,035,855	(180,722,490)	(127,045,297)
(Decrease) increase in income tax payable	1,081,195,934	599,383,185	(433,773,086)	494,769,127
Increase in other current liabilities	147,204,518	112,095,677	15,358,771	106,006,233
(Decrease) increase in deferred income	(164,558)	333,234,233	-	-
Increase in other non-current liabilities	235,072,890	5,709,196	67,897,603	5,709,196
Gain from translation foreign entities' financial statements	(117,381,626)	(28,970,073)	-	-
	(126,673,801)	**(4,052,836,746)**	**(83,132,071)**	**(3,484,998,488)**
Net cash provided by operating activities	**17,858,955,528**	**9,947,420,498**	**11,799,090,606**	**7,123,218,727**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	540,159,808	(2,570,000,000)
Increase in investments accounted for under equity method	(500,000)	-	(95,344,496)	-
Dividend from related party	318,953,200	683,500,035	-	-
Increase in property, plant and equipment	(14,625,296,507)	(7,688,260,206)	(7,036,122,855)	(3,305,518,724)
Increase in intangible assets	(73,415,413)	(15,017,804)	(37,521,874)	(11,194,026)
Net cash used in investing activities	**(14,380,258,720)**	**(7,019,777,975)**	**(6,628,829,417)**	**(5,886,712,750)**
Cash flows from financing activities				
Cash received from bond issuing	-	2,500,000,000	-	2,500,000,000
Cash received from common share issuing	97,440,000	40,082,100	97,440,000	40,082,100
Dividend paid	(4,403,370,773)	(4,397,371,003)	(4,403,370,773)	(4,397,371,003)
Net cash used in financing activities	**(4,305,930,773)**	**(1,857,288,903)**	**(4,305,930,773)**	**(1,857,288,903)**
Net increase (decrease) in cash and cash equivalents	(827,233,965)	1,070,353,620	864,330,416	(620,782,926)
Cash and cash equivalents at beginning of the period	**19,062,620,477**	**16,305,601,525**	**10,683,224,628**	**8,909,912,976**
	18,235,386,512	17,375,955,145	11,547,555,044	8,289,130,050
Effects of exchange rate changes	150,867,562	(645,324,164)	12,572,688	(152,549,946)
Cash and cash equivalents at end of the period	**18,386,254,074**	**16,730,630,981**	**11,560,127,732**	**8,136,580,104**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,040,193,340	1,026,374,998	738,763,365	698,995,623
Income taxes	8,118,882,858	4,277,731,428	5,592,299,585	3,572,657,467

The accompanying notes are an integral part of these statements.

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1:3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2003, During the period the Company incorporated and acquired the subsidiary company as discussed in Note 3. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2003.

2. Change in Accounting Policy

The Group recorded a provision of decommissioning costs for the year 2003. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on estimates by the Group's own engineers and managerial judgment.

The Company restated the financial statements for the year 2002. The effect of this change decreased retained earning at beginning of 2003 by Baht 503.38 million.

3. The Changes of Joint Venture Interest and Investment in Subsidiaries

On January 19, 2004, the Company incorporated PTTEP (Thailand) Limited, a subsidiary company which is 49% owned by PTTEP Middle East Company Limited and 51% owned by PTTEP International Limited. PTTEP (Thailand) Limited was registered with 10,000,000 shares at 10 Baht each.

On January 28, 2004, the Company incorporated PTTEP Services Limited, a subsidiary company which is 75% owned by PTTEP (Thailand) Limited and 25% owned by PTTEP. PTTEP Services Limited was registered with 100,000 shares at 10 Baht each.

On January 29, 2004, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell Exploration and Production Company Limited's shares at the portion of 49% and 51% respectively, with the excess of the cost of an acquisition over the fair value of net assets Baht 5,391 million (Net book value was Baht 2,193 million) according to the signed Share Purchase Agreement with Shell Petroleum NV on December 30, 2003. Thai Shell Exploration and Production Company Limited was the Operator and had 75% interests in S1 project, and wholly owned in Block B6/27.

On August 11, 2004, the Company and PTT Public Company Limited (PTT) incorporated Energy Complex Company Limited which is 50% owned by PTT and 50% owned by PTTEP. Energy Complex Company Limited was registered with 100,000 shares at 10 Baht each.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Cash on hand and at banks	2,596.76	4,818.63	1,110.81	446.03
Short-term investments	15,789.49	14,243.99	10,449.32	10,237.19
Total	18,386.25	19,062.62	11,560.13	10,683.22

Short-term investments comprised :

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Fixed deposits at bank	4,807.34	3,391.24	342.61	767.81
Treasury bills	10,982.15	10,852.75	10,106.71	9,469.38
Total	15,789.49	14,243.99	10,449.32	10,237.19

The interest rate of saving held at call with banks is 0.12-0.75% per annum (2003: 0.25 - 0.60% per annum).

The interest rate of deposits held at call with banks is 0.50-1.50% per annum (2003: 0.50 - 2.50% per annum).

5. Account Receivables –Trade

5.1 Trade Receivable - parent company

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Trade receivable	4,596.61	3,352.18	2,874.80	2,514.85
Accrued income	-	313.22	-	313.22
Total	4,596.61	3,665.40	2,874.80	2,828.07

5.2 Other receivables

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Myanmar Oil and Gas Enterprise	336.34	352.27	-	-
Electricity Generating Authority of Thailand	154.10	42.34	38.53	42.34
Others	19.83	-	19.83	-
Total	510.27	394.61	58.36	42.34

6. Investments and Loans to Related Parties

6.1 Investments accounted for under equity method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Nine Months of 2004	For the Year 2003
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	22,866.87[1]	21,034.98	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09[1]	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	3,091.62[1]	1,757.90	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	1,070.00	622.73	-	-
PTTEPS*	Petroleum	Shareholding / Management team from the parent company	100.00	-	PTTEP 49%	-	3,719.03	-	3,477.92[1]	-	980.01	-
					PTTEPO 51%	-	3,864.89	-	3,614.45	-	1,019.99	-
PTTEP Services*	Petroleum Service	Shareholding / Management team from the parent company	1.00	-	PTTEP 25%	-	0.25	-	(0.37)[1]	-	-	-
					PTTEPTH 75%	-	0.75	-	(1.12)	-	-	-

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital Sep. 30, 2004	Paid-in Capital Dec. 31, 2003	Percent of Interest Sep. 30, 2004	Percent of Interest Dec. 31, 2003	Investment Cost Method Sep. 30, 2004	Investment Cost Method Dec. 31, 2003	Investment Equity Method Sep. 30, 2004	Investment Equity Method Dec. 31, 2003	Dividend Nine Months of 2004	Dividend For the Year 2003
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(181.31)	(136.83)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(132.78)	(90.12)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,693.64)	(1,425.44)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,030.47)	(842.70)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(320.25)	(233.26)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEPO 100%	PTTEPO 100%	-	-	1.19	1.97	-	-
PTTEPTH*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP ME 49%	-	-	-	10.85	-	-	-
					PTTEPI 51%	-	-	-	11.29	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,683.87	1,741.34	73.06	58.45
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,898.26	9,589.72	9,735.74	245.89	625.05
Energy Complex*	Commerce	Shareholding	0.50	-	PTTEP 50%	-	0.50	-	0.50[1]	-	-	-
							Total		11,274.09	11,477.08		

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Sep.30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2003	Nine Months of 2004	For the Year 2003
Jointly Controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,806.35	1,569.60	1,185.30	1,881.50
TPC*	Natural pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	933.92	329.77	-	-
							Total		2,740.27	1,899.37		

*PTTEPI : PTTEP International Company Limited
PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)
PTTEPO : PTTEP Offshore Investment Company Limited
PTTEPS : PTTEP Siam Limited
PTTEP Services : PTTEP Services Limited
PTTEP KV : PTTEP Kim Long Vietnam Company Limited
PTTEP SV : PTTEP Southwest Vietnam Company Limited
PTTEP HV : PTTEP Hoan-Vu Company Limited
PTTEP HL : PTTEP Hoang-Long Company Limited
PTTEP ME : PTTEP Middle East Company Limited
PTTEP AG : PTTEP Algeria Company Limited
PTTEPTH : PTTEP (THAILAND) LIMITED
Energy Complex : Energy Complex Company Limited
TOP : Thai Oil Power Company Limited
New Links : New Links Energy Resources Limited
CPOC : Carigali – PTTEPI Operating Company Sdn Bhd.
MGTC : Moattama Gas Transportation Company
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

[1]Total PTTEP's investment under equity method of the company's financial statement as of September 30, 2004 and December 31, 2003 Baht 29,436.63 and 22,792.97, respectively.

6.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar item, under similar heading in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		30 Sep. 2004	31 Dec. 2003
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to economic status, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Balance Sheets:				
Current assets	668.66	456.95	230.15	194.69
Non-current assets	4,500.37	4,439.22	2,488.23	2,449.74
Current liabilities	(150.61)	(149.03)	(48.44)	(316.41)
Non-current liabilities	(3,106.86)	(2,990.54)	(1,430.72)	(1,681.61)
Assets (liabilities) net	**1,911.56**	**1,756.60**	**1,239.22**	**646.41**

	For the period of nine months ended			
	30 Sep. 2004	30 Sep. 2003	30 Sep. 2004	30 Sep. 2003
Statements of Income:				
Revenues	1,963.34	1,915.25	892.02	697.69
Expenses	(188.25)	(185.88)	(141.36)	(120.47)
Income before income taxes	1,775.09	1,729.37	750.66	577.22
Interest expenses	-	-	(13.94)	(44.34)
Income taxes	(437.44)	(438.62)	(187.32)	(110.92)
Net income	**1,337.65**	**1,290.75**	**549.40**	**421.96**

6.3 Long-Term Loans to Related Party

The Company has loan to related company amounting to Baht 1,439.77 million which has interest rate 4.625% per annum. The related company shall occasionally repay the loan.

7. Related Party Transactions

Significant transactions with related parties for the period of nine months ended September 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	31,902.06	24,342.76	22,136.59	19,239.18
Revenue from rental (market price)	12.85	12.85	12.85	12.85
Prepaid incentive gas sales	15.36	-	15.36	-
Subsidiary company				
Interest income	-	-	52.63	51.59

8. Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	77,233.56	1,380.87	1,202.52	79,816.95
Increase during the period	27,983.30	428.60	574.54	28,986.44
Decrease during the period	(13.59)	-	(18.15)	(31.74)
Currency translation difference	371.31	-	-	371.31
Balance as at September 30, 2004	105,574.58	1,809.47	1,758.91	109,142.96

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2003	(25,556.19)	(427.77)	(863.36)	(26,847.32)
Increase during the period	(11,235.69)	(158.65)	(542.08)	(11,936.42)
Decrease during the period	0.08	-	12.20	12.28
Depreciation for the period	(5,814.56)	(51.55)	(108.77)	(5,974.88)
Currency translation differences	(284.22)	-	-	(284.22)
Provision for impairment loss	(329.87)	-	-	(329.87)
Balance as at September 30, 2004	(43,220.45)	(637.97)	(1,502.01)	(45,360.43)
Net book value as at December 31, 2003	51,677.37	953.10	339.16	52,969.63
Net book value as at September 30, 2004	62,354.13	1,171.50	256.90	63,782.53

Depreciation included in income statement for the period of nine months ended September 30, 2003	Baht	3,922.10	Million
Depreciation included in income statement for the period of nine months ended September 30, 2004	Baht	5,974.88	Million

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	55,444.75	768.92	1,101.81	57,315.48
Increase during the period	4,287.69	14.81	77.21	4,379.71
Decrease during the period	(0.32)	-	(17.51)	(17.83)
Balance as at September 30, 2004	59,732.12	783.73	1,161.51	61,677.36
Accumulated depreciation				
Balance as at December 31, 2003	(22,661.50)	(368.62)	(787.94)	(23,818.06)
Decrease during the period	0.08	-	12.07	12.15
Depreciation for the period	(4,014.81)	(36.94)	(75.41)	(4,127.16)
Balance as at September 30, 2004	(26,676.23)	(405.56)	(851.28)	(27,933.07)
Net book value as at December 31, 2003	32,783.25	400.30	313.87	33,497.42
Net book value as at September 30, 2004	33,055.89	378.17	310.23	33,744.29

Depreciation included in income statement for the period of nine months ended September 30, 2003	Baht	3,502.90	million
Depreciation included in income statement for the period of nine months ended September 30, 2004	Baht	4,127.16	million

[1] Oil and Gas Properties as at September 30, 2004 included net decommissioning costs to the consolidated and the company statement amounting to Baht 3,573.76 million and 2,263.09 million, respectively.

9. Income Taxes

9.1 Income taxes

Income taxes for the period of three months ended September 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	2,574.30	1,509.44	2,014.78	1,492.29
Deferred tax expenses	209.63	157.38	244.47	159.66
Total	2,783.93	1,666.82	2,259.25	1,651.95
Income tax under Revenue Code				
Current tax expenses	16.19	8.95	26.25	8.95
Deferred tax expenses	(0.72)	101.35	-	-
Total	15.47	110.30	26.25	8.95
Income tax in the Foreign Country				
Current tax expenses	296.48	247.96	-	-
Deferred tax expenses	48.23	55.37	-	-
Total	344.71	303.33	-	-
Total income taxes	3,144.11	2,080.45	2,285.50	1,660.90

Income taxes for the period of nine months ended September 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	6,604.00	4,057.94	5,039.49	4,038.48
Deferred tax expenses	9.80	525.93	265.61	527.00
Total	6,613.80	4,583.87	5,305.10	4,565.48
Income tax under Revenue Code				
Current tax expenses	372.61	28.95	74.08	28.95
Deferred tax expenses	(12.73)	561.00	-	-
Total	359.88	589.95	74.08	28.95
Income tax in the Foreign Country				
Current tax expenses	808.25	563.90	-	-
Deferred tax expenses	165.63	164.28	-	-
Total	973.88	728.18	-	-
Total income taxes	7,947.56	5,902.00	5,379.18	4,594.43

	Tax Rate
Petroleum income tax on petroleum business in Thailand Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Foreign Country	30%

9.2 Deferred Income Taxes

Deferred income taxes for the years ended September 30, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2003	27.77	-
Provided by (used in) Income statement	(14.46)	-
Balance as at September 30, 2004	13.31	-
Income tax under Revenue Code		
Balance as at December 31, 2003	6.89	-
Provided by (used in) Income statement	12.72	-
Balance as at September 30, 2004	19.61	-
Total deferred tax assets as at December 31, 2003	34.66	-
Total deferred tax assets as at September 30, 2004	32.92	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2003	8,094.61	8,094.61
Increase from Business Acquisition	836.11	-
Balance after Business Acquisition	8,930.72	8,094.61
Provided by (used in) Income statement	(10.51)	265.60
Balance as at September 30, 2004	8,920.21	8,360.21
Income tax in the Foreign Country		
Balance as at December 31, 2003	1,078.85	-
Provided by (used in) Income statement	236.43	-
Balance as at September 30, 2004	1,315.28	-
Total deferred tax liabilities as at December 31, 2003	9,173.46	8,094.61
Total deferred tax liabilities as at September 30, 2004	10,235.49	8,360.21

9.2 Deferred income taxes (continued)

Deferred income taxes

(Unit: Million Baht)

	Consolidated			
	Gain from revaluation of decommission costs	Depreciation	Gain from revaluation of bond principal	Total
Balance as at December 31, 2003	181.04	9,584.74	-	9,765.78
Increase from Business Acquisition	85.24	1,580.64	-	1,665.88
Balance after Business Acquisition	266.28	11,165.38	-	11,431.66
Transfer to Income statement	(119.02)	198.46	344.09	423.53
Balance as at September 30, 2004	147.26	11,363.84	344.09	11,855.19

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated				
	Amortization of decommission costs	Provision for obsolete stock	Provision for retirement benefits	Provision for impairment loss	Total
Balance as at December 31, 2003	626.98	-	-	-	626.98
Increase from Business Acquisition	560.87	28.55	75.41	164.94	829.77
Balance after Business Acquisition	1,187.85	28.55	75.41	164.94	1,456.75
Transfer to Income statement	123.17	1.13	71.57	-	195.87
Balance as at September 30, 2004	1,311.02	29.68	146.98	164.94	1,652.62

Net deferred income taxes as at December 31, 2003	9,138.80
Net deferred income taxes as at September 30, 2004	10,202.57

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Deferred tax assets				
Petroleum income tax	13.31	27.77	-	-
Income tax under Revenue Code	19.61	6.89	-	-
Total	32.92	34.66	-	-
Deferred tax liabilities				
Petroleum income tax	8,920.21	8,094.61	8,360.21	8,094.61
Income tax in the foreign country	1,315.28	1,078.85	-	-
Total	10,235.49	9,173.46	8,360.21	8,094.61
	10,202.57	9,138.80	8,360.21	8,094.61

10. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 13.

11. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Costs carried for PetroVietnam				
in projects:				
- Block B and 48/95	43.81	41.86	-	-
- Block 52/97	41.86	39.99	-	-
Other deposits	10.91	6.62	10.36	6.58
Other non-current assets	3.94	3.14	0.55	0.99
Total	100.52	91.61	10.91	7.57

12. Bonds

	Consolidated			
	30 Sep. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	16,355.84	393.28	15,624.93
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	393.28	18,855.84	393.28	18,124.93

	The Company			
	30 Sep. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	8,039.22	193.28	7,680.42
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	193.28	10,539.22	193.28	10,180.42

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

13. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999-2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at September 30, 2004 and December 31, 2003 comprised:

(Unit: Million Baht)

	30 Sep. 2004	31 Dec. 2003
Deferred income for the year 1999	1,763.27	2,074.79
Deferred income for the year 2000	3,299.29	3,487.96
Deferred income for the year 2001	766.85	763.49
Total	5,829.41	6,326.24

14. Provision for decommissioning costs

The Group recognized a provision for liabilities as at September 30, 2004 and December 31, 2003 for decommissioning costs expected to be incurred in the future amounting to Baht 5,917.60 million and Baht 3,910.32 million, respectively. The provision has been estimated using existing technology, at current price. The estimates of decommissioning costs have been determined based on estimates by the Group's own engineers and managerial judgment.

15. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Sep. 2004	31 Dec. 2003	30 Sep. 2004	31 Dec. 2003
Provision for employee benefits				
PTTEP	115.08	-	115.08	-
Joint venture projects	352.29	117.22	185.12	117.22
Total	467.37	117.22	300.20	117.22

The Company recognized provision for employee benefits as at September 30, 2004 amounting to Baht 115.08 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme,

The provision for employee benefits is determined from the different of compensation and benefits under provident fund and compensation and benefits under the old pension scheme. The provision is assessed by the Company's management. The provision is based on length of years of service, multiplier as per the old pension scheme, and current salary of employees.

16. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On August 11, 2004, the Company changed its registered paid-up capital to be 653.25 million ordinary shares at Baht 5 each, or a total of Baht 3,266.27 million, increasing 0.86 million shares, or a total of Baht 4.28 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.15 million shares reserve for ;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on August 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the 2004 annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at September 30, 2004, the employees exercised the warrants to purchase 1.25 million shares (0.39 million shares in 2003 and 0.86 million shares in 2004). Therefore, there are remaining outstanding balances of shares reserve 8.75 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 111 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of September 30, 2004, the total of 1,086 people exercised the warrants to purchase 0.86 million shares. Therefore, there are remaining outstanding balances of warrants 1.14 million units and shares reserved 1.14 million shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary shares) to the directors, managements and employees with exercised price of 117 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004. As of September 30, 2004, the total of 524 people exercised the warrants to purchase 0.39 million shares. Therefore, there are remaining outstanding balances of warrants 1.61 million units and shares reserved 1.61 million shares.

  - On April 28, 2004, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.

  - Remaining balance of ordinary shares 3.20 million shares to be reserved for providing warrants.

17. Gain (Loss) on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Realized gain (loss) on foreign exchange	152.17	(233.18)	59.04	(28.25)
Unrealized gain (loss) on foreign exchange	(766.98)	1,052.84	(461.80)	955.49
Total	(614.81)	819.66	(402.76)	927.24

18. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2004	2003
Net profit attributable to shareholders (Million Baht)	10,766.44	10,034.97
Weighted average number of outside ordinary shares in issue (no. of share, Million)	652.59	652.07
Basic earnings per share (Baht)	16.50	15.39

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of nine months ended September 30	
	2004	2003
Net profit attributable to shareholders (Million Baht)	10,766.44	10,034.97
Net profit used to determine diluted earnings per share (Million Baht)	10,766.44	10,034.97
Weighted average number of outside ordinary share in issue (no. of share, Million)	652.59	652.07
Adjustments for share options (Million)	0.78	0.19
Weighted average number of outside ordinary shares for diluted earnings per share (Million)	653.37	652.26
Diluted earnings per share (Baht)	16.48	15.38

19. Segment information

Primary reporting - business segments

(Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2004						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	841.77	561.22		1,180.47			2,583.46
- Related parties	27,482.83	4,419.22		1,672.19		(1,672.19)	31,902.05
Share of associates		99.88			15.58		115.46
Total revenues	**28,324.60**	**5,080.32**	**-**	**2,852.66**	**15.58**	**(1,672.19)**	**34,600.97**
Production expenses	2,139.90	2,058.42		125.20		(1,692.31)	2,631.21
Administrative expenses – project	540.00	233.73	33.58	26.08			833.39
Exploration cost							
- Dry hole	0.10	13.41					13.51
- Geological and geophysical	45.79	186.39	22.19				254.37
Depreciation, depletion and amortization	5,424.95	280.92	1.71	187.42			5,895.00
Royalties	3,545.13	549.28					4,094.41
Gain(Loss) on foreign exchange rate and other expenses	227.96	3.29	(0.43)				230.82
Total expenses	**11,923.83**	**3,325.44**	**57.05**	**338.70**	**-**	**(1,692.31)**	**13,952.71**
Segment result	**16,400.77**	**1,754.88**	**(57.05)**	**2,513.96**	**15.58**	**20.12**	**20,648.26**
Depreciation - general							(129.09)
Selling and administrative expenses - general							(494.35)
Operating profit							**20,024.82**
Other income, net							64.41
Finance cost - Interest income							132.05
- Interest expenses							(1,021.10)
Gain(Loss) on foreign exchange rate and other expenses							(486.18)
Profit before tax							**18,714.00**
Tax - Project	(6,794.75)	(612.18)		(624.76)			(8,031.69)
- Group							84.13
Net Profit	**9,606.02**	**1,142.70**	**(57.05)**	**1,889.20**			**10,766.44**
Segment assets	46,624.65	12,392.27	161.59	7,239.64	442.42		66,860.57
Investment under equity method	0.50	9,589.72			1,683.87		11,274.09
Unallocated assets							26,989.01
Consolidated total assets							**105,123.67**
Segment liabilities	11,048.87	6,525.15	32.57	745.65	20.10		18,372.34
Unallocated liabilities							34,497.29
Consolidated total liabilities							**52,869.63**
Capitalization cost	22,466.52	811.58	68.32	3,117.73	2,967.01		29,431.16

19. Segment information (continue)

Primary reporting - business segments

(Unit : Million Baht)

Consolidation for the period of nine months ended September 30, 2003

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	328.33	441.51		734.95			1,504.79
- Related parties	19,438.98	4,904.78		1,875.20		(1,875.20)	24,343.76
Share of associates		532.88			211.30		744.18
Total revenues	**19,767.31**	**5,879.17**	**-**	**2,610.15**	**211.30**	**(1,875.20)**	**26,592.73**
Production expenses	1,368.23	2,168.27		111.47		(1,874.15)	1,773.82
Administrative expenses – project	435.19	157.93	26.05	26.49			645.66
Exploration cost							
- Dry hole	(0.30)	728.33					728.03
- Geological and geophysical	33.74	31.92	141.01				206.67
Depreciation, depletion and amortization	3,476.48	209.95	0.82	168.39			3,855.64
Royalties	2,456.01	477.02					2,933.03
Gain(Loss) on foreign exchange rate and other expenses	(281.73)	80.06	2.25				(199.42)
Total expenses	**7,487.62**	**3,853.48**	**170.13**	**306.35**	**211.30**	**(1,874.15)**	**9,943.43**
Segment result	**12,279.69**	**2,025.69**	**(170.13)**	**2,303.80**	**211.30**	**(1.05)**	**16,649.30**
Depreciation - general							(135.35)
Selling and administrative expenses - general							(264.75)
Operating profit							**16,249.20**
Other income, net							54.58
Finance cost - Interest income							157.40
- Interest expenses							(1,068.93)
Gain (Loss) on Foreign exchange rate and other expenses							544.72
Profit before tax							**15,936.97**
Tax - Project	(4,965.43)	(83.30)		(549.54)			(5,598.27)
- Group							(303.73)
Net Profit	**7,314.26**	**1,942.39**	**(170.13)**	**1,754.26**			**10,034.97**
Segment assets	38,879.22	12,926.61	87.39	7,086.64	211.38		59,191.24
Investment under equity method		9,788.21			1,682.91		11,471.12
Unallocated assets							20,389.69
Consolidated total assets							**91,052.05**
Segment liabilities	5,260.20	6,856.06	41.32	862.40			13,019.98
Unallocated liabilities							34,330.39
Consolidated total liabilities							**47,350.37**
Capitalization cost	3,243.71	3,551.57	2.28	1,004.41	141.25		7,943.22

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 15 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects
- Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of nine months ended September 30, 2004			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	841.77	1,741.69	-	2,583.46
- Related parties	27,482.83	4,419.22	-	31,902.05
Segment assets	47,067.07	19,631.91	161.59	66,860.57
Investment under equity method	1,684.37	9,589.72	-	11,274.09
Capitalization cost	25,433.53	3,929.31	68.32	29,431.16
Consolidated total assets	75,740.45	29,221.63	161.59	105,123.67

(Unit: Million Baht)

	Consolidation for the period of nine months ended September 30, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	328.33	1,176.46	-	1,504.79
- Related parties	19,438.98	4,904.78	-	24,343.76
Segment assets	39,090.60	20,013.25	87.39	59,191.24
Investment under equity method	1,682.91	9,788.21	-	11,471.12
Capitalization cost	3,384.96	4,555.98	2.28	7,943.22
Consolidated total assets	61,163.20	29,801.46	87.39	91,052.05

20. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit : Million Baht)

	As at September 30, 2004	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,659.06	9,136.14
Cross currency interest and principal swaps	8,039.22	7,702.12
Unsecured and unsubordinated USD 200 million	8,318.84	9,176.91
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,227.45

21. Contingent Liability

As at September 30, 2004, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 47 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

22. Significant Events During the Period

On September 15, 2004, PTTEP Algeria Company Limited (PTTEP AG) was granted the right from Algeria's government for the joint venture in onshore petroleum exploration block 443A & 416 B in Algeria with interest 35%.

On September 30, 2004, PTTEPI and PC JDA Limited (an affiliate of Petronas Carigali) signed the Production Sharing Contract (PSC) of Block B-17-01 with Malaysia-Thailand Joint Authority (MTJA). Block B-17-01 is in the Malaysia-Thailand Joint Development Area (MTJDA). Each party will have a participant interest of 50%.

23. Events after Balance Sheet Date

The Audit Committee reviewed for issuing of the financial statements on October 29, 2004.